FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

HSBC BOARD
CHANGE OF RESPONSIBILITIES

On 21 February, HSBC Holdings plc (HSBC) announced in its 2016 Annual Report that Sam Laidlaw and Rachel Lomax will retire from the Board of HSBC at the conclusion of the Annual General Meeting (AGM) on 28 April. As a consequence of their retirement, the following Board changes have been approved today and will take place with effect from the conclusion of the 2017 AGM:

●                  Jonathan Symonds (58) has been appointed as senior independent non-executive Director to succeed Rachel Lomax. Jonathan will also replace Sam Laidlaw and serve as interim chair of the Nomination Committee until 1 September at which point, as previously announced, Mark Tucker will join HSBC as Group Chairman designate and assume the chairmanship of this committee;

●                 Pauline Van der Meer Mohr (57) has been appointed as chair of the Group Remuneration Committee to succeed Sam Laidlaw and as chair of the Conduct & Values Committee to succeed Rachel Lomax.

Additionally, from the conclusion of the 2017 AGM, Jackson Tai (66) has been appointed as chair of the Group Risk Committee to succeed Joachim Faber who remains on the Committee as a member.

There are no further matters relating to the retirement of Mr Laidlaw and Ms Lomax that need to be brought to the attention of the shareholders of HSBC.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Notes to editors:

1.   The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, P D Ameen†, K L Casey†,  L M L Cha†,  H R M A de la Croix de Castries †, Lord Evans of Weardale†,  J Faber†, W S H Laidlaw†, I Y L Lee†, J P Lipsky†, J R Lomax†, I J Mackay,  H Miller†, M M Moses, D T Nish†,  J R Symonds†, J P Tai†, and P F M Van der Meer Mohr†.

† Independent non-executive Director

2.     The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 27 April 2017